

Energy Fuels Completes Acquisition of Mesteña Uranium, Adding Third U.S. Production Center to Portfolio

Lakewood, Colorado – June 17, 2016

Energy Fuels Inc. (NYSE MKT: UUUU; TSX: EFR) ("Energy Fuels" or the "Company"), a leading producer of uranium in the United States, is pleased to announce that it has completed its previously announced acquisition of Mesteña Uranium, LLC ("Mesteña").

Mesteña's primary asset is the Alta Mesa Project ("Alta Mesa"), a fully-licensed *in situ* recovery ("ISR") uranium production facility located in South Texas. Alta Mesa is currently on standby, but is capable of ramping-up to commercial production levels within approximately six months of a positive production decision by Energy Fuels, with only minimal capital requirements. At full capacity, Alta Mesa is capable of producing 1.5 million pounds of uranium per year. The Company expects to file a technical report outlining a maiden resource estimate at Alta Mesa within the next month. The technical report will be published in accordance with National Instrument 43-101 – *Standards of Disclosure for Mineral Projects*.

Stephen P. Antony, President and CEO of Energy Fuels stated: "With the completion of our acquisition of Mesteña, we believe that Energy Fuels is now the premier uranium producer in the U.S. Energy Fuels now has three uranium production facilities located in the U.S. and more licensed and operational processing capacity (11.5 million pounds of uranium per annum) than any other uranium producer in the U.S. It is important to note that the U.S. remains the largest consumer of uranium in the World today. Additionally, our acquisition of Mesteña is of particular importance in today's current uranium price environment, as we believe our 'all-in' costs of production at Alta Mesa will become one of the lowest in our current portfolio, along with our alternate feed material business and our Canyon mine. As uranium markets improve, Alta Mesa offers Energy Fuels production scalability that we can bring online sooner and at lower uranium prices. I offer my sincere gratitude to the former owners of Mesteña in helping us achieve this outcome, and welcome them as shareholders of Energy Fuels."

Stephen P. Antony, P.E., President & CEO of Energy Fuels, is a Qualified Person as defined by Canadian National Instrument 43-101 and has reviewed and approved the technical disclosure contained in this news release.

About Energy Fuels: Energy Fuels is a leading integrated US-based uranium mining company, supplying U_3O_8 to major nuclear utilities. Energy Fuels holds three of America's key uranium production centers, the White Mesa Mill in Utah, the Nichols Ranch Processing Facility in Wyoming, and the Alta Mesa Project in Texas. The White Mesa Mill is the only conventional uranium mill operating in the U.S. today and has a licensed capacity of over 8 million pounds of U_3O_8 per year. The Nichols Ranch Processing Facility is an in situ recovery ("ISR") production center with a licensed capacity of 2 million pounds of U_3O_8 per year. Alta Mesa is an ISR production center currently on standby. Energy Fuels also has the largest NI 43-101 compliant uranium resource portfolio in the U.S. among producers, and uranium mining projects located in a number of Western U.S. states, including one producing ISR project, mines on standby, and mineral properties in various stages of permitting and development. The Company's

common shares are listed on the NYSE MKT under the trading symbol "UUUU", and on the Toronto Stock Exchange under the trading symbol "EFR".

Cautionary Note Regarding Forward-Looking Statements: *Certain information contained in this news release, including any information relating to: the Company being the premier producer of uranium in the U.S.; the Company's expectations regarding the Alta Mesa Project's low 'all-in' costs, capital requirements, economics, and timing for restarting production; the Company's expectations regarding the filing of a maiden resource estimate for Alta Mesa; the Company's licensed production capacity; the Company's ability to begin production at Alta Mesa sooner and at lower uranium prices; and any other statements regarding Energy Fuels' future expectations, beliefs, goals or prospects; constitute forward-looking information within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions) should be considered forward-looking statements. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond Energy Fuels' ability to control or predict. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation factors relating to: the Company being the premier producer of uranium in the U.S.; the Company's expectations regarding the Alta Mesa Project's low 'all-in' costs, capital requirements, economics, and timing for restarting production; the Company's expectations regarding the filing of a maiden resource estimate for Alta Mesa; the Company's licensed production capacity; the Company's ability to begin production at Alta Mesa sooner and at lower uranium prices; and other risk factors as described in Energy Fuels' most recent annual report on Form 10-K and quarterly financial reports. Energy Fuels assumes no obligation to update the information in this communication, except as otherwise required by law. Additional information identifying risks and uncertainties is contained in Energy Fuels' filings with the various securities commissions which are available online at www.sec.gov and www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of the management of Energy Fuels relating to the future. Readers are cautioned that such statements may not be appropriate for other purposes. Readers are also cautioned not to place undue reliance on these forward-looking statements, that speak only as of the date hereof.*

Investor Relations Inquiries:

Energy Fuels Inc.
Curtis Moore – VP – Marketing & Corporate Development
(303) 974-2140 or Toll free: (888) 864-2125
investorinfo@energyfuels.com
www.energyfuels.com